Mail Stop 3561

September 25, 2008

Alexander W. Smith
President and Chief Executive Officer
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, TX 76102

> **Re:** **Pier 1 Imports, Inc.**
> **Form 10-K for Fiscal Year Ended March 1, 2008**
> **Filed May 7, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 9, 2008**
> **File No. 001-07832**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director